Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California
92663

VIA EDGAR

January 19, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Ronald E. Alper

Dear Mr. Alper:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K
Filed: October 12, 2011
File No. 000-53784

Further to your comment letter dated November 28, 2011, enclosed for filing are copies each of the following documents:

1.	Form 8-K/A – 2nd Amendment (in triplicate);
2.	redlined Form 8-K/A (in triplicate), excluding Exhibit 10.13; and
3.	this comment letter (in duplicate).

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

General

1.
The requested have been made at the beginning and throughout the disclosure as requested.  See “Business Development” on page 2 of both the Form 8-K/A and the EDGAR file, “Products and Services” on page 3, and “Overview” on page 8.

2.	The disclosure regarding the assertions has been removed from the disclosure. See “Business of IBA Green” on pages 2 - 7 of both the Form 8-K/A and the EDGAR file.

3.
The disclosure has been revised to clarify the relationship with Thermoforte Green LLC.  See “Item 5.  Directors and Executive Officers, Promoters and Control Persons” beginning on page 12 of both the Form 8-K/A and the EDGAR file.

4.	I confirm that the Company’s fiscal year end will remain August 31.

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Item 1.  Business, page 2

Products and Services, page 3

5.
The disclosure regarding the status of the products has been revised as requested.  See “Business Development” on page 2 of both the Form 8-K/A and the EDGAR file, “Products and Services” on page 3, and “Status of Products” on page 5.

6.
The requested disclosures have been added. See “Distribution Methods” beginning on page 4 of both the Form 8-K/A and the EDGAR file, “Business Development” on page 2, and “Item 3.  Properties” on page 12.

Competitive Conditions, page 5

7.	The disclosure has been revised as requested. See “Competitive Conditions” on page 6 of both the Form 8-K/A and the EDGAR file.

8.	The disclosure has been revised and the list of competitive advantages removed. See “Competitive Conditions” on page 6 of both the Form 8-K/A and the EDGAR file.

Government approvals and regulations, page 7

9.	The disclosure has been revised as requested. See “Government Approvals and Regulations” on page 7 of both the Form 8-K/A and the EDGAR file.

Plan of Operation, page 8

10.	The requisite disclosure has been added. See “Liquidity and Capital Resources” on page 10 of both the Form 8-K/A and the EDGAR file.

Recent Sales of Unregistered Securities, page 17

11.	The disclosure has been revised as requested. See “Item 10. Recent Sales of Unregistered Securities” on page 17 of both the Form 8-K/A and the EDGAR file.

Independent Auditor’s Report, page F-1

12.	The financial statements of IBA Green, Inc. have been audited by a PCAOB-registered accounting firm. See the auditor’s report on page 22 of both the Form 8-K/A and the EDGAR file.

13.	I confirm that the Company’s accountants will remain the same. See “Item 14. Changes in and Disagreements with Accountants” on page 20 of both the Form 8-K/A and the EDGAR file.

Financial Statements

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General

14.
I confirm that IBA Green, Inc. was incorporated on July 21, 2011 as set out in its Certificate of Incorporation.  The reference to “2007” in the Bylaws was an error, which has been corrected.  See Exhibit 3.3 – Certificate of Incorporation on page 34 of both the Form 8-K/A and the EDGAR file and Exhibit 3.4 – Bylaws on page 36 of both the Form 8-K/A and the EDGAR file.

15.	The financial statements have been corrected and made consistent as requested. See pages 21 - 29 of both the Form 8-K/A and the EDGAR file.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Pre-opening/deferred costs, page F-6

16.	After careful consideration and re-reading of FASB ASC 720-15 the Pre-operating deferrals have been removed to expense.

Note 3 Property and Equipment

17.	Depreciation will commence at the start of operations, however the equipment has not been transferred into this company as of August 31, 2011.

Note 4 Patent, page F-7

18.	As per FASB ASC 730 requirements, the patent has been removed from the Balance Sheet.

19.	Fair Market value of Patent has been removed from the audited Balance Sheet.

Note 6 – Significant Commitments, page F-7

20.	Estimates or projections have been removed from note 6.

Exhibits

21.
The exhibits have been filed in proper electronic format.  See Exhibit 3.3 on page 34 of both the Form 8-K/A and the EDGAR file, Material Contract 3 (Disposal Agreement) on page 88, and Material Contract 5 (Assignment Agreement) on page 101.

I confirm that Material Contract 1 (Disposal Agreement dated July 29, 2011) and Material Contract 5 (Assignment Agreement dated September 1, 2011) are complete as previously filed.

Exhibit 99.2

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Pro Forma Financial Statements

22.	The pro forma balance sheet has been revised as requested. See Exhibit 99.2– Pro Forma Financial Information on page 104 of both the Form 8-K/A and the EDGAR file.

23.	This is has been corrected. See PF4 note 2 Acquisition in the Pro Forma.

24.	The requested revisions have been made to the balance sheet. See “Pro Forma Consolidated Balance Sheet” on page 105 of both the Form 8-K/A and the EDGAR file.

25.	The pro forma financial statements have been updated as requested. See Exhibit 99.2 – Pro Forma Financial Information beginning on page 104 of both the Form 8-K/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per: /s/ Angelo Scola

Angelo Scola
Chief Executive Officer

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